

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 27, 2010

Mr. Mark B. Slaughter
President, Chief Executive Officer
Rignet, Inc.
1880 S. Dairy Ashford, Suite 300
Houston, Texas 77077-4760

> **Re: Rignet, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 1, 2010**
> **File No. 333-169723**

Dear Mr. Slaughter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that you should include the price range, size of the offering, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please file all exhibits, including your legal opinion, as soon as possible. We must review these documents before the registration statement is declared effective, and we may have additional comments.

3. Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the

effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

Prospectus Summary, page 1

4.   We note references to third party information throughout the prospectus. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support.

5.   Please consider adding an organizational chart in this section which includes the percentage ownership of each beneficial holder of your common stock, assuming completion of this offering.

Corporate Information, page 5

6.   Please briefly describe how the company formed in July 2004 by clarifying the entities involved in the merger. For example, describe who "we" and "us" is so investors can better understand the historical development of the company. Finally, disclose how the company is currently controlled by three private funds and quantify the total amount of benefits being paid to each of them in connection with the IPO. This would include the value of the common stock received upon conversion of each class of preferred and accrued and unpaid dividends, the value of the warrants based upon the midpoint of the IPO range and the value of the major event preference.

Summary Historical Consolidated Financial and Other Data, page 8

7.   Revise your discussion beginning on page 10 to indicate that management also uses Adjusted EBITDA in making compensation determinations.

Risk Factors, page 13

Any loss of a rig on which our equipment is located…, page 14

8.   Revise your risk factor to specifically discuss the negative financial impact the sinking of the *Aban Pearl* semi-submersible drilling rig had on the Company. Please quantify the value of the equipment onboard that was completely lost and also the amount of revenue lost as a result of the sinking. Please also discuss the frequency offshore drilling rigs sink and whether the amount of loss to date has been material. Discuss the likelihood this may happen in the future thereby causing the complete loss of your infrastructure equipment onboard.

The loss of key personnel…, page 20

9.   Please revise your disclosure to identify the members of your senior management team that are key to your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Our Operations, page 45

10.   We note that your contracts are generally in the form of master service agreements with specific services provided under individual service orders. You indicate that your service orders can generally be terminated on short notice without penalty. Reconcile this disclosure with your disclosure on page 79 which indicates that service orders generally cannot be terminated early except for force majeure events.

Critical Accounting Policies, page 46

11.   We note that goodwill represents approximately 16% of your assets as of June 30, 2010. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

- Percentage by which fair value exceeded carrying value as of the most recent step-one test;
- Description of key assumptions used to determine fair value and how the key assumptions were determined; and
- Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

12.   We note that you took a significant goodwill impairment charge in the second quarter of fiscal year 2009. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Results of Operations, page 50

Six Months Ended June 30, 2010 and 2009, page 51

13.   With a view to expanded disclosure, explain to us why the "global economic slowdown" resulted in a substantial reduction in U.S. land rig counts from 2008 to 2009 and therefore material reductions in your western hemisphere revenues while generating improved revenues for you the eastern hemisphere. Explain the factors contributing to changes in rig count, the lead times and lag times, and other material factors that drive your opportunities for generating revenues as economic conditions change. Also, tell us about your consideration of such factors as part of your operating and cash flow forecasts and your fair value estimates.

Liquidity and Capital Resources, page 55

14.   Discuss whether your existing cash, cash equivalents, net cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months. In addition, provide a discussion regarding the company's ability to meet its long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. Refer to Section IV of the Commission's Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

15.   Revise to provide more disclosure related to LandTel's owner exercising a right to a recalculation of the $4.6 million purchase price paid by the Company pursuant to the previously established formula. Briefly discuss the inputs into the previously agreed upon formula and management's belief of the likelihood the $4.6 million purchase price will be increased.

16.   Revise this section to add disclosure which supplements your Consolidated Statements of Cash Flows that provides your net increase (decrease) in cash and cash equivalents the past three fiscal years.

Operating Activities, page 56

17.   We note you reference many variables that could affect your cash flow from operations, yet, you only discuss the volatility of the oil and gas industry as the most significant. Revise to identify any other items that are primary underlying drivers in contributing to uncertainties or variability in your cash flows.

Investing Activities, page 56

18.   Revise your disclosure to provide the net cash used in investing activities for the past three fiscal years. Please discuss any known trends, demands, events or uncertainties that are reasonably likely to have material effects in the future. Please also discuss the reasons behind the period to period changes in your capital expenditures and provide management's expectation for capital expenditures going forward.

Financing Activities, page 56

19.   Please provide discussion relating to your net cash provided (used) by financing activities for the past three fiscal years.

Our Company, page 63

Overview, page 63

20.   We note that you do not have operations in the Pacific Ocean near the United States, South America and Central America. Discuss whether the company has any plans to expand its operations to these geographic areas.

Executive Compensation, page 91
Compensation Discussion and Analysis, page 91

Variable Pay, page 93

21.   Please revise to provide expanded disclosure related to why the Compensation Committee decided to increase or decrease each named executive officer's cash bonuses for fiscal year 2009. See Item 402(b)(2)(ix) of Regulation S-K.

Summary Compensation Table, page 98

22.   Please revise the table to reflect any cash bonus amounts paid over and above the amounts earned by meeting the performance measures in your variable pay compensation in the "Bonus" column of the table. Refer to Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

23.   We refer you to footnote three to the table. Please provide the specific exchange rate used to convert Mr. Eliassen's compensation from the Norwegian Kroner to the United States Dollar. See Instruction 2 to Item 402(c) of Regulation S-K.

IPO Success Bonus, page 105

24.   Please identify all of the key employees and named executive officers who may receive payouts pursuant to an IPO success bonus. Please also discuss the reasons underlying the formation of the IPO success bonus, specifically discussing how the Company determined who was eligible to receive a bonus upon successful completion of the offering. We note your brief disclosure of the bonus pool on page 105 of the prospectus.

Employee Benefit Plans, page 105

25.   Please provide the tabular disclosure required pursuant to Item 201(d) of Regulation S-K related to your current equity compensation plans.

Related Party Transactions, page 112

26.   Please advise whether the Company has a written agreement with NuPhysicia to provide a direct line of access to physician care for offshore employees at remote offshore sites. If so, please file a copy of the agreement as an exhibit to the registration statement. Please see Item 601(b)(10) of Regulation S-K.

Shares Eligible for Future Sale, page 127

27.   Please revise your disclosure that indicates that Rule 144 and Rule 701 are exemptions from registration. Rule 144 is not exemption from registration, but is a safe harbor from the Section 2(a)(11) definition of "underwriter."

28.   Please file any lockup agreements as exhibits to the registration statement.

Consolidated Financial Statements

29.   It appears, from the disclosure in the sixth bullet point of page 7 of the prospectus, that you have either executed or plan to execute a reverse split of your common stock during 2010. Please advise us and disclose whether retroactive effect has been given to such a split.

Note 2 – Business and Credit Concentrations, page F-11

Foreign Currency Risk

30.   We note in the Risk Factor on page 29 that 22.8% of your revenues were earned in non-U.S. currencies in 2009. In light of this circumstance, it is unclear to us how your characterization of your foreign currency risk as "limited" is reasonable. Please revise or advise us.

Note 10 – Redeemable, Non-Controlling Interest, page F-21

31.   With a view towards expanded disclosure, please explain to us how you are accounting for the right of the non-controlling interest owner to put the shares of the subsidiary to you. Please refer us to the accounting literature that supports your policy.

32.   We note on page F-51 that the LandTel non-controlling interest owner has the right to have an arbiter recalculate the $4.6 million purchase price. Please disclose the terms of this right and describe how it functions. You should address in your disclosure how any differences in value would be resolved.

Note 11 – Subsequent Events, page F-51

33.   We note that the LandTel non-controlling interest owner has elected to exercise a right to have an arbiter recalculate the $4.6 million purchase price. Disclose the maximum possible value in excess of $4.6 million that, in your judgment, could reasonably be determined by the arbiter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352, or Robert Littlepage, Accountant Branch Chief at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Brian Fenske, Esq.
        Fulbright & Jaworski L.L.P.
        Via Facsimile: (713) 651-5246